HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

July 16, 2015

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

James E. O’Connor

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

RE:                          Main Street Capital Corporation — Registration Statement on Form N-2

(File Nos. 333-203147 and 814-00746) (the “Registration Statement”)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 30, 2015 relating to the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement.

Legal Comments

Overview

1. Please disclose how “weighted average annual effective yield” is calculated. Please also disclose, wherever the term is used, that this yield is higher than what investors in the Fund will realize because it does not reflect the Fund’s expenses and any sales load paid by investors.

Response: The Company will revise the disclosure accordingly beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

ATLANTA             AUSTIN             HOUSTON             NEW YORK             SACRAMENTO             WASHINGTON DC

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

2. Please disclose, where appropriate in this subsection, the Fund’s “total investment return” and how it is calculated, including that it does not reflect any sales load that may be paid by investors. See Instruction 13 to Item 4 of Form N-2.

Response: The Company has complied with this comment. See pages 5 and 45 of the Registration Statement.

Fees and Expenses, Page 14

3. We calculate income tax expense of .71% as opposed to the disclosed amount of .67%. Please explain.

Response: The Company advises the Staff that it calculates the income tax expense as 0.67% by dividing the tax provision ($6,287) by the total net assets ($939,982) as of December 31, 2014.

4. Please disclose supplementally any amounts paid or payable to the External Investment Manager by Fund and its subsidiaries in 2014.

Response: The Company confirms that no amounts were paid or are payable to the External Investment Manager by the Company or its subsidiaries in 2014.

There are significant potential conflicts of interest which could impact our investment returns, Page 16

5. The disclosure states: “Our investment objective and investment strategies are very similar to those of HMS Income….” The Fund’s exemptive relief application stated, however, that the HMS Income Fund has the identical investment objectives and strategies as the Fund. Please clarify this apparent inconsistency.

Response: The Company refers the Staff to Exhibit D of Amendment No. 6 to the Company’s application for exemptive relief (File No. 812-14016), filed on March 17, 2014 (the “Exemptive Application”), which states that the investment objectives and strategies of the Company are “similar” to those of HMS Income Fund, Inc. As a result, the Company believes that the disclosure in the prospectus is consistent with its representations in the Exemptive Application.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

6. Please disclose that, because the External Investment Manager receives performance fee compensation from HMS Income Fund, this may provide an incentive to allocate opportunities to HMS Income Fund instead of the Fund.

Response: The Company has revised the disclosure accordingly. See pages 6, 18, 50 and 83 of the Registration Statement.

We may have difficulty paying the distributions…if we recognize income before or without receiving cash representing such income, page 22

7. Please add the following disclosure with respect to the Fund’s investments in original issue discount instruments, including PIK loans:

• PIK loans may have unreliable valuations because the accruals require judgments about collectability.

• PIK loans may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the Fund about the borrower’s future ability to pay.

• Because original issue discount income is accrued without any cash being received by the Fund, required cash distributions may have to be paid from the proceeds of this offering or the sale of Fund assets and you will not be given any notice of this fact.

Response: The Company has revised the disclosure accordingly. See page 30 of the Registration Statement.

We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms…, Page 29

8. Please disclose how long the Fund expects to take to invest substantially all of the proceeds of the offering. If this is more than three months, please disclose the reason for this delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response: The Company advises the Staff that given the nature of the Registration Statement (i.e., a shelf registration that permits the delayed offering of the Company’s securities from time to time for a period of up to three years), the Company is not currently able to respond to the Staff’s requests. The Company confirms that, in any prospectus supplement issued in connection with a “takedown” from the Registration Statement, it will disclose, in accordance with “Guide 1. Use of Proceeds” to Form N-2,

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

the reasons for, and consequences of, any expected lengthy delay in investing substantially all of the proceeds of the “takedown.”

Price Range of Our Common Stock and Distributions, Page 33

9. Please revise the format of the chart under the caption “Price Range of Common Stock and Distributions” to disclose the premium or discount as a percentage of net asset value. See Instruction 4 to Item 8.5.b of Form N-2.

Response: The Company has revised the format of the chart accordingly. See page 38 of the Registration Statement.

Capital Resources, Page 72

10. The disclosure refers to the “6.125% Notes” as “pari passu with our current and future senior unsecured indebtedness [and] senior to any of our future indebtedness that expressly provides it is subordinated.” Please inform us whether the “6.125 notes” are titled “senior.” If so, we may have additional comments.

Response: In accordance with previous comments from the Staff, the Company no longer publicly refers to the 6.125% notes as “senior”.

Off-Balance Sheet Arrangements, Page 75

11. Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 unless the Fund has segregated liquid assets equal to the market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets sufficient to cover its unfunded commitments?

Response: The Company understands that the Staff is in discussions with a number of other BDCs with respect to this issue and, as a result, undertakes to comply with any industry-wide position taken by the Staff resulting therefrom with respect to its unfunded commitments.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

Notwithstanding the foregoing, in the event that the Staff determines that some or all of the unfunded commitments held by BDCs (including senior secured revolving credit facilities, delayed draw term loans and capital commitments to private equity fund) should be treated as “senior securities” for purposes of Section 18 of the Investment Company Act of 1940 (the “1940 Act”), the Company believes that the Staff should specifically acknowledge the appropriateness of the following practices in connection therewith:

•                  To the extent that the Company has sufficient cash and/or liquid assets to cover some or all of its unfunded commitments and elects to do so, such portion of its unfunded commitments should not be deemed to be “senior securities” for purposes of Section 18 of the 1940 Act for so long as they remain covered.

•                  To the extent that the Company does not have sufficient cash and/or liquid assets to cover some or all of its unfunded commitments or elects not to cover some or all of its unfunded commitments in such manner, the Company would be required to treat the uncovered unfunded commitments as “senior securities” for purposes of Section 18 of the 1940 Act.

•                  In the event that the Company is required to treat some or all of its unfunded commitments as “senior securities” for purposes of Section 18 of the 1940 Act or otherwise elects to do so, then the Company would increase the numerator (i.e., the Company’s total assets less all liabilities and indebtedness not represented by senior securities) and the denominator (i.e., the amount of the Company’s senior securities representing indebtedness) in connection with calculating its compliance with the asset coverage requirement set forth in Section 18 of the 1940 Act in an amount equal to the Company’s unfunded commitments that are treated as “senior securities” for purposes of Section 18 of the 1940 Act.  The rationale for such approach is that if the Company is being required to treat unfunded commitments as senior securities (i.e., outstanding indebtedness), then it should be able to similarly treat such commitments as having been funded and, as a result, as outstanding assets for purposes of calculating its compliance with the asset coverage requirement set forth in Section 18 of the 1940 Act.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

Determination of Net Asset Value and Portfolio Valuation Process, Page 89

12. The disclosure states that, in arriving at estimates of fair value,” the Fund “consults” with a “nationally recognized independent financial advisory services firm.” Please disclose the nature of these consultations and the nature of this firm. Please inform the Staff supplementally of the identity of the “nationally recognized” firm currently being used by the Fund.

Response: The Company advises the Staff that the nationally recognized independent advisor that the Company currently consults is Deloitte Transactions and Business Analytics LLP, an affiliate of Deloitte Financial Advisory Services LLP.

The nationally recognized independent advisor analyzes and provides observations and recommendations regarding the Company’s determinations of the fair value of its investments in lower middle market (“LMM”) portfolio companies. The Company consulted with its independent financial advisory services firm in arriving at the Company’s determination of fair value on its investments in a total of 52 LMM portfolio companies for the year ended December 31, 2014, representing approximately 83% of the total LMM portfolio at fair value as of December 31, 2014, and on a total of 50 LMM portfolio companies for the year ended December 31, 2013, representing approximately 76% of the total LMM portfolio at fair value as of December 31, 2014. Excluding investments in new LMM portfolio companies which have not been in the investment portfolio for at least twelve months subsequent to the initial investment as of December 31, 2014 and 2013, as applicable, and investments in the LMM portfolio companies that were not reviewed because their equity is publicly traded, the percentage of the LMM portfolio reviewed by our independent financial advisory services firm for the year ended December 31, 2014 and 2013 was 99% and 100% of the total LMM portfolio at fair value as of December 31, 2014 and 2013, respectively. The board of directors of the Company (the “Board”) has the final responsibility for reviewing and approving, in good faith, the Company’s determination of the fair value for the investments. The nationally recognized independent financial advisory services firm is generally consulted relative to the Company’s investments in each LMM portfolio company at least once every calendar year, and for the Company’s investments in new LMM portfolio companies, at least once in the twelve-month period subsequent to the initial investment.

13. The disclosure states: “In certain instances, we may determine that it is not cost- effective, and as a result is not in our stockholders’ best interest, to consult with the nationally recognized independent financial advisory services firm on our investments in one or more LMM portfolio companies.”  Please disclose the kinds of circumstances in which it would not be cost effective and in stockholders’ best interest to consult with the financial advisory services firm when fair valuing an LMM portfolio company investment.  Will the Board be involved in such a determination?

Response: The Company advises the Staff that it may determine that it is not cost-effective, and as a result is not in its stockholders’ best interest, to consult with the nationally recognized independent advisor on one or more LMM portfolio companies. Such instances include, but are not limited to, situations where the fair value of the Company’s investment in an LMM portfolio company is determined to be insignificant relative to the total investment portfolio. The Board has delegated to management the

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

authority to determine which, if any, investments would not be cost-effective to consult with the independent advisor, and the Board monitors and approves such decisions quarterly in connection with its approval of the quarterly valuations. Excluding investments in new LMM portfolio companies which have not been in the investment portfolio for at least twelve months subsequent to the initial investment as of December 31, 2014 and 2013, as applicable, and investments in the LMM portfolio companies that were not reviewed because their equity is publicly traded, the percentage of the LMM portfolio reviewed by the Company’s independent financial advisory services firm for the year ended December 31, 2014 and 2013 was 99% and 100% of the total LMM portfolio at fair value as of December 31, 2014 and 2013, respectively.

14. The disclosure appears to indicate that the Fund does not consult with the financial advisory services firm when it fair values its Middle Market portfolio investments.  Please disclose whether the Fund consults with the financial advisory services firm in valuing securities classified as “Level 3.”

Response: The Company advises the Staff that Middle Market portfolio investments generally have a bid and an ask available to determine the value of these securities, and therefore the Company does not believe consultation with a nationally recognized independent financial advisory services firm on these valuations would be cost-effective or in its stockholders’ best interest.

15. Please disclose whether the Board approves the methodology of the financial advisory services firm and reviews regularly the accuracy of its methodology.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers” (December 17, 2003).

Response: The Company confirms that the audit committee of the Board generally oversees the appointment of any valuation advisor and periodically evaluates the performance and methodologies of any such valuation advisor.

Portfolio Companies, Page 94

16. Please provide the missing explanatory footnotes to the chart.

Response: The Company revised the disclosure accordingly.  See page 127 of the Registration Statement.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

Description of Our Debt Securities, Page 167

17. Please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “debt securities” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff. In this regard, please note that the prospectus supplement should, as applicable:

a) Disclose that currently none of the Fund’s indebtedness is currently subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

b) Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Fund and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

c) Refrain from using the word “senior” in the title of any debt securities issued by the Fund, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Fund. Even where the Fund’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Fund, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Fund’s subsidiaries, financing vehicles and similar facilities.

d) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Fund and its subsidiaries as they exist as of the maturity date of the debt securities.

Response: The Company has filed forms of prospectus supplements as exhibits to the Registration Statement, including Exhibit 99.7 which contains certain disclosure that will be

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

provided in connection with offerings of various debt securities. In addition, the Company undertakes to include the applicable requested disclosure in any debt offering undertaken by the Company pursuant to the Registration Statement.

Description of Our Units, Page 179

18. The “general description of the terms of the units” is generic and vague. Please provide a legal analysis discussing why an offering of units is consistent with the protections of the Investment Company Act of 1940 based on a specific description of the composition of the “units” are being offered. This analysis should include how the individual securities in the units will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Fund’s securities in units. Please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “units” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “units” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Response: The Company has included a form of prospectus supplement for a unit offering pursuant to the Registration Statement as an exhibit to the Registration Statement. Please see Exhibit 99.8 to the Registration Statement. Set forth below is a discussion of how an offering of units in a variety of circumstances will remain consistent with the protections of the 1940 Act. In all cases, any issuance of units by the Company will comply with (i) Section 23(b) of the 1940 Act (which is made applicable to business development companies by Section 63 of the 1940 Act), which, subject to the circumstances set forth in Section 63(2)(A) of the 1940 Act, prohibits a business development company from selling shares of its common stock below the net asset value thereof; (ii) Section 61 of the 1940 Act, which contains certain requirements that business development company must observe in connection with the issue of derivative securities, including warrants to acquire common stock and other securities convertible into common stock; and (iii) Section 18 of the 1940 Act (which is made applicable to business development companies by Section 61 of the 1940 Act), which, among other things, limits the ability of business development companies to issue senior securities (i.e., preferred stock and debt).

Thus, if a unit includes a share of common stock, the public offering price for the unit will reflect a price per share of common stock that equals or exceeds the then current net asset value per share of the Company’s common stock, unless the Company has the ability to sell shares of its common stock below the then current net asset value thereof in accordance with Section 63(2)(A) of the 1940 Act. If a unit includes a warrant or other convertible security to acquire a voting security, the Company will ensure that the

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

provisions of Section 61 of the 1940 Act, including that the warrants or convertible securities expire by their terms within ten years and the exercise price or conversion price thereof is not less than the market value of the Company’s common stock on the date of issuance, are satisfied in connection therewith. If a unit includes a debt security, the Company will ensure that the asset coverage test set forth in Section 18 of the 1940 Act and other applicable provisions described therein are satisfied in connection therewith.

The Company expects that the pricing of any units would reflect the liquidation preference of shares of the preferred stock, the par value of a debt security and/or the estimated fair value of a warrant or subscription right at the time of issuance, with the remaining price of the unit ascribed to any common stock being issued in connection therewith. In this regard, if a unit includes a share of common stock, the public offering price for the unit would reflect a per share price that equals or exceeds the Company’s then-current net asset value per share plus the then-current value of any other securities comprising the unit, unless the requirements of Section 63 of the 1940 Act have been satisfied with respect to such issuance.

In addition, the interests of the Company’s existing common shareholders could be diluted in connection with the Company’s issuance of units to the extent that the components thereof contain such attributes (e.g., if warrants to acquire common stock are a part of the unit and the warrants are exercised at a time in the future when the exercise price is below the net asset value of the underlying common stock).  The Company’s SEC filings would adequately apprise its stockholders of the potential dilution resulting from its issuance of units in the same manner as it would in connection with a stand-alone issuance of the dilutive component thereof (e.g., the warrants to acquire common stock).

Accounting Comments

Consolidated Balance Sheets, Page F-3

19. What is the composition of “Cash and Cash Equivalents” at 12/31/14 ($60,432,000)? If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments. Additionally, confirm that any acquired fund fees and expenses (“AFFE”) related to these investments are included in the fee table.

Response: “Cash and cash equivalents” on the consolidated balance sheet at December 31, 2014 only includes cash. The Company confirms that such line item does not include investments in any money market mutual funds or other investment companies. However, to the extent the Company has investments in any money market mutual funds or other investment companies in the future, (i) such investments will be included separately in the Company’s schedule of investments to the extent required by Rule 12-12 of

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

Regulation S-X and (ii) any AFFE related to such investments will be included in the fee table.

Consolidated Statements of Operations, Page F-4

20. General and administrative expenses represent 15.77% of total expenses. Is there any individual expense representing more than 5% of total expenses included in this caption? If so, these expenses should be disclosed separately in accordance with Regulation S-X, Article 6-07.2(b). Consider including detail of general and administrative expenses in the notes to financial statements.

Response: The Company confirms that all individual expense items that are greater than 5% of total expenses are broken out in the consolidated statements of operations. Due to the lack of significance of the individual general and administrative expense items, the Company does not believe that providing detail in the notes to the financial statements of the individual expenses included within the general and administrative expenses line item provides any significant value to its investors.

21. We note that Main Street invests in a business development company and “marketable securities and diversified registered bond funds”. Confirm that the disclosure requirements of Article 6-07.7b have been met:

(b) Distributions of realized gains by other investment companies shall be shown separately under this caption.

Response: The Company confirms that the disclosure requirements of Article 6-07.7b are being followed.  All income related to the investments in the business development company and “marketable securities and diversified registered bond funds” is included in the line item interest, fee and dividend income from marketable securities and idle funds, which is only $824,000 for the year ended December, 31, 2014, or 0.5% of our total investment income.  Of those investments, the average balance of those investments which is in equity oriented funds is only approximately 36% of the outstanding investment balance as of December 31, 2014 and therefore the majority of this income is interest income related to debt investments.  In addition, it should be noted that any distributions received from these equity oriented investments could represent either distributions of investment income or distributions of realized gains, so only a portion of these distributions would be related to realized gains and the final characteristics likely will not be known at the time of the distribution as noted by the Staff in its comment numbered 36 below.  Since each distribution would need to be analyzed individually to determine the income / realized gains characteristics of the distribution and due to the uncertainty in recording the characteristics, the burden of breaking out the individual

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

components outweighs the benefits to the reader of doing so at the current level of income.  The Company’s management will continue to analyze the significance of the distributions received from these type of equity investments to ensure that they are properly classified on a go-forward basis within the requirements of Article 6-07.7b.

22. Please remove the caption “Net Realized Income”. It is not required by Article 6-07 of Regulation S-X. This caption may be misleading because certain components of “Net Realized Income” may not have been realized at the reporting period date, such as PIK Income.

Response: The Company will remove the caption accordingly beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

Consolidated Schedule of Investments, Pages F-7 – F-31

23. Confirm that the securities in the category “Investments in Marketable Securities and Diversified, Registered Bond Funds” meet the disclosure requirements of concealed securities as set forth in footnote 1 to Article 12-12 of Regulation S-X:

1 Each issue shall be listed separately: Provided, however, that an amount not exceeding five percent of the total of Column C may be listed in one amount as “Miscellaneous securities,” provided the securities so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public.

Response: The Company confirms that the securities in the category “investments in marketable securities and diversified, registered bond funds” meet the disclosure requirements of concealed securities as set forth in footnote 1 to Rule 12-12 of Regulation S-X.

24. Please confirm that any acquired fund fees and expenses related to investments in “business development companies” and “marketable securities and diversified registered bond funds” are included in the prospectus fee table AFFE calculation.

Response: The Company confirms that any AFFE related to investments in business development companies and marketable securities and diversified registered bond funds are included in the prospectus fee table AFFE calculation.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

25. Correspondence filed on May 7, 2014 includes in response to Comment 10 a description of Main Street’s disclosure policy related to interest rates. Please include this disclosure in future reports in order for shareholders to understand the interest rates disclosed.

Response: The Company will revise the disclosure accordingly beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

26. We note that certain investments pay PIK interest. Please confirm that those investments paying PIK interest disclose the current PIK rate along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. Please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14.

Response: The Company confirms that with respect to investments that may pay PIK interest, the PIK component disclosed on the Consolidated Schedule of Investments is both the current PIK interest rate and the maximum allowable PIK interest rate.

27. Regarding the portfolio companies identified as “Control Investments”, we refer to the October 2014 IM Guidance Update, “Investment Company Consolidation” which states, in part:

“In reviewing registration statements and financial statements, the staff has observed a number of BDCs that have wholly owned subsidiaries, for example, in order to facilitate investment in a portfolio company. Certain of these BDCs do not consolidate such subsidiaries, even though the design and purpose of the subsidiary (e.g., a holding company) may be to act as an extension of the BDC’s investment operations and to facilitate the execution of the BDC’s investment strategy. As part of the registration statement and financial statement review process, the staff has generally suggested BDCs consolidate such subsidiaries because the staff believes that consolidation provides investors with the most meaningful financial presentation in those statements.”

Please confirm that Main Street has reviewed this IM Guidance Update and identify any control investments of Main Street that represent holding companies that act as an extension of the BDC’s investment operations and were designed to facilitate the execution of the BDC’s investment strategy.

Response: The Company confirms that it has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation” and confirms that (1) the Company does have “wholly owned holding company subsidiaries” that act as an extension of its investment operations as outlined in the Staff’s comment, (2) all of these wholly owned holding company subsidiaries have been and are currently accounted for as consolidated subsidiaries in the Company’s consolidated financial statements, (3) all of the individual investments held by such wholly owned holding company subsidiaries are included as portfolio companies and are separately identified in the Company’s schedule of investments and (4) this treatment is disclosed in detail in the Company’s financial statements (see defined term “Taxable Subsidiaries” in the Company’s consolidated financial statements, including Note B and Note J thereto).

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

28. Footnote (5) to the Consolidated Schedule of Investments identifies control investments. Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? Please confirm that the Company has performed the three tests outlines in Article 1-02(w) of Regulation S-X and identify any of those companies that have met any of the three tests/conditions.

Response: The Company has undertaken an analysis in accordance with publicly available guidance issued by the Staff related to Rules 3-09 or 4-08(g) of Regulation S-X as of December 31, 2014. The only investment of the Company that met one of the tests outlined in Article 1-02(w) of Regulation S-X at such date was MSC Adviser I, LLC (the “External Investment Manager”). Per conversations with the Staff regarding this comment, the Company agrees prospectively, beginning with the fiscal quarter ending June 30, 2015, to compute the income test under Article 1-02(w) of Regulation S-X with respect to control investments using as the numerator (total income) the result of (i) all income, (ii) plus (minus) change in unrealized appreciation (depreciation), and (iii) plus (minus) realized gains (losses).

Notes to Consolidated Financial Statements, Pages F-55 – F-101

29. Note B.5 “Interest, Dividends and Fee Income (Structuring and Advisory Services)- The chart on page F-63 disclosed fee income in the amount of $7,342. Please include detail of this fee income so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting:

(c) The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.

Response: The Company respectfully notes that its fee income is a relatively insignificant component of its total investment income and, as a result, does not believe that additional disclosure is necessary with respect to its fee income given the immateriality thereof.  However,

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

to the extent that changes in future periods, the Company will provide the additional requested granular disclosure.

30. Note C “Fair Value Hierarchy for Investments and Debentures- Portfolio Composition”- Page F-73 discloses transfers into Level 3 hierarchy. Please disclose the amounts of any transfers into or out of level 3 of the fair value hierarchy, the reasons for those transfers, and the reporting entity’s policy for determining when transfers between levels are deemed to have occurred. Transfers into level 3 should be disclosed and discussed separately from transfers out of level 3. Refer to the Audit Guide of Investment Companies, AAG-INV 7.78(f)(.iv).

Response: The Company advises the Staff that it currently discloses amounts of transfers in and out of Level 3 of the fair value hierarchy, and beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015, the Company will include all other disclosures referenced in this comment.

31. Notes F “SBIC Debentures”, G “Credit Facility” and H “Notes”- Please include disclosure of the average interest rate in accordance with Article 6-07.3 of Regulation S-X. This disclosure is currently included for the SBIC debentures only.

Response: The Company advises the Staff that an average interest rate is only included for the SBIC debentures because that debt is comprised of multiple tranches of debentures, each of which has a specific interest rate. However, each of the Notes has only one tranche of debt with a fixed interest rate (the rate does not fluctuate). The Credit Facility is also only one tranche of debt, however because the interest rate under the Credit Facility is floating, the Company will provide the average interest rate for the Credit Facility in accordance with Article 6-07.3 beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

32. Note G “Credit Facility”- Disclosure indicates that the credit facility is secured by a first lien on the assets of MSCC and its subsidiaries, excluding the assets of the Funds. The Schedule of Investments should identify the specific assets pledged as collateral against borrowings. Currently, note (1) to the Schedule of Investments discloses that “substantially all of the Company’s assets are encumbered either as security for the Company’s credit agreement or in support of the SBA-guaranteed debentures issued by the Funds.

Response: The Company advises the Staff that assets of the Company and the Funds are consolidated for accounting purposes and that the Company and the Funds co-invest on many investments. Because of this, portions of the same investments would be encumbered as security for the credit agreement and in support of the SBA-guaranteed debentures issued by the Funds. Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30,

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

2015, the Company will update the footnote in question to specifically identify securities that are not encumbered by the credit facility or in support of the SBA-guaranteed debentures issued by the Funds. However, since portions of many assets are encumbered by either the credit facility or in support of the SBA-guaranteed debentures issued by the Funds, the Company does not believe it would be helpful and could be confusing to investors to try to differentiate which securities (or portions thereof) are encumbered by either the credit facility or in support of the SBA-guaranteed debentures issued by the Funds.

33. Notes G “Credit Facility” and H “Notes”- If the fair value option is not elected, the investment company should also disclose the fair value of liabilities, in accordance with the disclosure requirements of FASB ASC 825-10-50. Refer to the Audit Guide of Investment Companies, AAG-INV7.67.

Response: The Company confirms that it will disclose the fair value of its liabilities not recorded at fair value beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

34. Note I “Financial Highlights”- Please revise the heading “Dividends paid to stockholders from realized gains/losses” to “distributions from capital gains” in accordance with Item 4.1 of Form N-2.

Response: The Company will revise the heading accordingly beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

35. Note I- “Financial Highlights”-Please define the components of “operating expenses” used to calculate the “ratio of operating expense to average net asset value”. The Statement of Operations does not include the caption “operating expenses”.

Response: The Company will define the components of “operating expenses” accordingly beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

36. In all applicable disclosures, please use the term “distributions” rather than “dividends” since the character of the distributions is not known at the time of declaration. This comment applies to all communications to shareholders.

Response: The Company advises the Staff that based on estimates and dividend projections, including the amount of the Company’s undistributed taxable income at December 31, 2014, the Company can confirm that all dividends declared to date do not contain a return of capital component and therefore it is more appropriate and accurate to use the term “dividends” rather than “distributions”. The Company will continue to

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

monitor its future dividend/distribution payments and use of the appropriate terminology with respect thereto based on the then existing facts.

37. Note N “Commitments and Contingencies”- Disclosure indicates that Main Street had a total of $131.4 million in outstanding commitments comprised of (i) 26 investments with commitments to fund revolving loans that had not been fully drawn or term loans with additional commitments not yet funded and (ii) six investments with capital commitments that had not been fully called. Please disclose each unfunded commitment separately by portfolio company. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

Response: The Company will revise the disclosure to list each unfunded commitment by portfolio company in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015.

Schedule of Investments in and Advances to Affiliates, Pages F-103 – F-106

38. As a best practice, please consider including a column entitled “net realized gain or loss for the period” in the Schedule 12-14 table.

Response: The Company acknowledges the Staff’s comment and will consider whether it is appropriate to implement the Staff’s suggested best practice.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

39. Please modify the disclosure according to footnotes 1(a)(1) and (2) to Article 12-14 of Regulation S-X. These instructions require that investments in majority owned subsidiaries should be grouped separately from other controlled companies.

Response: The Company will revise its Schedule 12-14 accordingly beginning with the Company’s annual report on Form 10-K for the year ending December 31, 2015.

Other

40. Please include the disclosure requirements of Article 12-14 of Regulation S-X in all future 10-Q filings.

Response: The Company will comply with this comment beginning with its quarterly report on Form 10-Q for the quarter ending June 30, 2015, and the Company agrees to continue including the disclosure requirements of Article 12-14 of Regulation S-X in its 10-Q filings as long as it becomes industry practice.

41. Exhibit 21.1 to the Form 10-K filed on 2/27/2015 includes the following statement: “In addition, certain portfolio companies may be deemed to be subsidiaries of Main Street Capital Corporation. For a more detailed description of these entities, see the Consolidated Schedule of Investments in the Annual Report on Form 10-K of Main Street Capital Corporation.” Please explain how shareholders can identify any portfolio companies that may be deemed to be subsidiaries by reviewing the Consolidated Schedule of Investments. Consider adding disclosure to specifically identify these subsidiaries.

Response: The Company will revise this disclosure in connection with the filing of its Form 10-K for the fiscal year ending December 31, 2015 by deleting the sentence referenced in the Staff’s comment and disclosing in Exhibit 21.1 only those entities that it accounts for on a consolidated basis. In this regard, the Company believes that investors may be confused if the Company were to start listing portfolio companies in an exhibit requiring disclosure about subsidiaries given that the term “subsidiaries” is generally understood by investors to include entities whose financial results are consolidated with those of the Company.  Moreover, the Company categorizes its portfolio companies by level of control and ownership in its schedule of investments (i.e., control investments, affiliate investments and non-control/non-affiliate investments) and believes that such disclosure as well as other disclosure in the Company’s SEC filings adequately apprises investors of the level of control, ownership and significance of each of its portfolio companies.

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

General Comments

42. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: The Company advises the Staff that, to the best of its knowledge, officers, directors and beneficial owners of more than 10% of the Company’s securities have filed the ownership reports on Forms 3, 4 and 5 required by Section 16(a) of the Securities Exchange Act of 1934.

43. Once FINRA has informed you that it has no objections regarding the dealer compensation arrangements in this offering, please provide us with a copy of the FINRA “no-objection” letter or arrange for a call to the undersigned from FINRA.  See Rules 461(a) and (b)(6) under the 1933 Act.

Response: The Company informs the Staff on a supplemental basis that it has not yet engaged any underwriters in connection with any contemplated offerings under its Registration Statement. Subsequent to effectiveness of the Registration Statement, the Company confirms to the Staff that, to the extent that the Company determines to engage a FINRA member to act as an underwriter in connection with a “takedown” from the shelf registration statement, such FINRA member will be required to obtain a “no-objections” letter from the FINRA with respect to the proposed underwriting terms and arrangements prior to participating in the shelf “takedown.”

44. Please file an updated consent with the amended N-2 filing if 30 days has passed since the initial filing date of the N-2.

Response: The Company has complied with this comment.

45. Please update with the unaudited quarterly information if the 3/31/15 Form 10-Q is filed before the N-2 is declared effective.

Response: The Company has complied with this comment.

*              *              *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

July 16, 2015

/s/ Harry S. Pangas
Harry S. Pangas